X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

02 MAR -7 AM 8:56

January 7, 2002

02015691

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

SUPPL

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated January 7, 2002).

Thank you.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dlw 3/7

X-Cal Resources Ltd.

TSE/XCL **January 7, 2002**

News Release

Proposal Anticipated for Mill Creek Property

As 2002 begins, X-Cal Resources Ltd. is debt free with control of three important gold properties; Sleeper, Mill Creek, and Snowbird. We look forward to a good year.

Recent documentation has proven that the Sleeper Gold deposit is open. Sleeper has one of the highest grade histories of any Nevada gold deposit. A presentation which includes highlights of the documentation will be aired in several locations during the first quarter of 2002. X-Cal has made cash and share payments towards increasing its ownership in the Sleeper Gold Project to 100%. A new agreement announced on December 18, 2001 allows the company two years to complete purchase of the of the remaining Kinross interest in the project. The 30 square mile (20,000 acre) property, located in Humboldt County, Nevada; has the potential to host several "company making" gold deposits. Sleeper is a prime North American gold property.

Three major companies are looking at X-Cal's Mill Creek Property, located in Lander County, Nevada. A proposal from one company has been received and a second proposal is expected. The Mill Creek Property is located over the next "lower plate window" northwest of the Pipeline and Cortez Gold Mines (operated by Placer Dome). Shareholders are encouraged to request supplemental information about the Mill Creek Gold Property.

X-Cal's Nevada properties are located where the world's largest gold companies have made substantial investment in production infrastructure. Development of new gold reserves in this area is important for the industry.

The Snowbird Gold Deposit in British Columbia is 100% owned by X-Cal. The development of this deposit is part of our longer term plan.

The gold titles that X-Cal holds are the result of years of knowledgeable work and millions of dollars of investment on behalf of our shareholders. We have confidence in the properties based on data and reaffirm our commitment to the realization of their potential.

....

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*